U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

SEC File Number  33-14576-D              Cusip Number
---------------  ----------              ------------

                                   [Check One]
 |X| Form 10-KSB  |_| Form 20-F  |_| Form 11-K  |_| Form 10-QSB  |_| Form N-SAR

                     For the Period Ended: December 31, 1999
                                          ------------------

                  [   ] Transition Report on Form 10-KSB
                  [   ] Transition Report on Form 20-F
                  [   ] Transition Report on Form 11-K
                  [   ] Transition Report on Form 10-QSB
                  [   ] Transition Report on Form N-SAR

                  For the Transition Period Ended

             Read Instructions [on back page] Before Preparing Form.
                              Please Print or Type

          Nothing in this form shall be constructed to imply that the
                Commission has verified any information contained
                                     herein

         If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification
                                    relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:ELLIGENT CONSULTING GROUP, INC.

Former Name if Applicable:

Address of Principal Executive Office [Street and Number]:
152 WEST 57TH STREET, 40TH FLOOR,

City, State and Zip Code:  NEW YORK, NEW YORK   10019

PART II - RULES 12b-25[b] and [c]

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25[b], the following should be completed.

                           [Check box if appropriate]

      [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

[X]   [b] The subject annual report,  semi-annual report,  transition report on Form 10-KSB, Form 2-F, Form 11-K, Form N-SAR, or portion thereof , will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [c] The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 11-K, 10-QSB or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has experienced a delay in assembling data for the financial statements. See attached Exhibit A.

PART IV - OTHER INFORMATION

    [1] Name and telephone number of person to contact in regard to this notification

                Andreas Typaldos                   212             765-2915
        --------------------------------    ----------------   ------------
                   [Name]                      [Area Code]    [Telephone No.]

    [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report[s].
         [X ] Yes [ ] No


    [3] Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ] Yes [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Effective August 1, 1998, the Company acquired an operating entity. The Company's operations for 1999 reflect twelve months of activity. The comparable period is the transition period, July 31, 1998 to December 31, 1998.



                          ELLIGENT CONSULTING GROUP, INC.
                   ---------------------------------------------
                  [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date        March 30, 2000                         By /s/ Andreas Typaldos
    -----------------------------------------        ---------------------
                                                      Andreas Typaldos


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                    ATTENTION
           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violation  [See 18 U.S.C. 1001]

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17 CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4 Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

                                                                 EXHIBIT A

                              MOORE STEPHENS, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS
                               331 MADISON AVENUE
                         NEW YORK, NEW YORK  10071-5102






                                          March 30, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

       We are retained by Elligent Consulting Group, Inc. as independent certified public accountants to report on the financial statements at December 31, 1999, and for the year then ended. We have endeavored, with the full cooperation of the Company, to obtain the necessary information to meet the filing requirements for Form 10-KSB, both as to form and timeliness. Due to the extensive period of time involved in developing data for the financial statements, we will not have sufficient time to complete our audit of the Form 10-KSB by March 30, 2000, which is the required filing date for the Company's annual report, without unreasonable effort and expense.

                                          Very truly yours,




                                          MOORE STEPHENS, P.C.